Royal Dutch/Shell Group of Companies

First Quarter 2005

Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report

Operational and Financial Review for First Quarter 2005

$ million
	First Quarter	First Quarter
	2005	2004

Income from continuing operations	7,018	4,827
Income from discontinued operations	(214)	20

Income for the period	6,804	4,847

Attributable to minority interests	131	145

Income attributable to Parent Companies	6,673	4,702

The Group’s income for first quarter 2005 was $6,673 million, an increase of 42% from the comparative period in 2004, reflecting higher hydrocarbon realisations, strong LNG earnings and higher earnings in Oil Products and Chemicals. Income in the first quarter 2005 included net gains of $220 million, mainly from divestments partly offset by certain charges, compared with a net gain of $490 million in 2004.

Exploration & Production segment earnings of $2,955 million were 9% higher than a year ago ($2,707 million) mainly reflecting higher realised prices partly offset by lower volumes and higher costs including exploration and depreciation. Segment earnings in the first quarter 2005 included charges of $41 million (mainly from divestment gains of $82 million which were more than offset by a $172 million charge for marking-to-market certain gas supply contracts in the UK), compared with net gains of $245 million in the first quarter of 2004. Excluding these charges and net gains, segment earnings were 22% higher than a year ago.

Liquids realisations were 44% higher than a year ago, compared to an increase in Brent of 49% and WTI of around 41%. Outside the USA, gas realisations increased by 29%. In the USA gas realisations increased by 18%, compared to an increase in Henry Hub of 14%.

Hydrocarbon production for the first quarter 2005 was 3,847 thousand boe per day. Excluding the impact of divestments of 18 thousand boe per day and the end of a Middle East gas contract of 100 thousand boe per day, total production was 2% lower than the same quarter last year, reflecting a 7% decrease in oil production and a 4% increase in gas production.

Production benefited from new fields mainly in the UK and the USA and the ramp-up of production in the USA totalling some 183 thousand boe per day versus a year ago. New production volumes exceeded field declines of approximately 147 thousand boe per day, mainly in the USA, Norway and Oman. This net increase was more than offset by operational issues totalling some 100 thousand boe per day, mainly in the UK North Sea, compared to a year ago.

Gas & Power segment earnings were $476 million, including gains of $48 million mainly from divestments, compared to $522 million a year ago, which included divestment gains of $166 million. Earnings were helped by record LNG volumes (up 15%) and higher LNG prices and increased by 17% excluding the effect of divestments.

Oil Products segment earnings were $3,051 million compared to $1,573 million for the first quarter of 2004. Results included net gains of $427 million mainly from divestments versus a net gain of some $100 million a year ago. Higher earnings due to increased refining margins (benefiting from wide light heavy crude differentials particularly in the USA, and in Europe from middle distillates strength) were partially offset mainly by the impact of lower retail marketing margins in the USA (due to the impact of rising product cost which could not be fully recovered in the marketplace), lower trading results and higher costs mainly due to the weaker US dollar.

Chemicals segment earnings were $449 million, compared to segment earnings of $221 million in the same quarter last year. Earnings reflected higher operating rates, increased capacity and improved margins.

Chemicals segment earnings in the first quarter 2005 included an impairment of the Group’s investment in Basell of $214 million. In 2004, Shell and BASF announced the review of strategic options for the Basell joint venture (Group interest 50%) and on May 5, 2005 announced that the companies are to sell Basell (see page 3). The activities of Basell, including impairments, are reported as discontinued operations.

Corporate and Other net costs were $127 million in the first quarter 2005 compared to $176 million a year ago, due to lower net interest expense from lower net gearing partly offset by lower insurance results.

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Unaudited Condensed Interim Financial Report

Cash flow from operating activities totalled $8.1 billion in the first quarter 2005. There were $1.1 billion gross proceeds from divestments, including $0.8 billion in Oil Products with sales of businesses in Romania, the Canary Islands and the Eastern part of the Caribbean, the LPG business in Portugal and the Bakersfield refinery in the USA.

Capital investment1 in the first quarter 2005 was $3.2 billion, compared with $3.1 billion in the comparative period, of which $2.4 billion was in Exploration & Production.

First quarter 2005 and subsequent events: investments and portfolio developments

Upstream portfolio developments during the quarter were:

The production licences for Upper and Western Salym (Shell share 50%) in Russia were extended until 2032 and 2034 respectively.

In Kazakhstan, Shell increased its equity interest in the North Caspian Sea Production Sharing Agreement (NCPSA), which includes the Kashagan Project, by 1.85% to 18.52% following the sale by BG Group.

In Australia, Shell’s divestment of the mature Laminaria (22% share interest) and Corallina (25% share interest) oil fields, is expected to be completed in the second quarter of 2005.

Successful exploration wells were drilled in Nigeria, Norway, USA, Malaysia, the Netherlands, the UK and Oman. Results to date are encouraging but awaiting completion of evaluation and clearance from governments and partners to provide more definitive information. Successful appraisal wells were drilled in Malaysia, Egypt, the Netherlands and the UK.

In Alaska, Shell is expected to be awarded 86 blocks in Lease Sale 195 for the Beaufort Sea. In the Gulf of Mexico, Shell is expected to be awarded nine blocks in Lease Sale 194. In Canada, Shell Canada acquired a 20% interest in eight existing exploration licences in the Orphan Basin under a farm-in agreement. In Algeria, an exploration contract was awarded to Shell in the Reggane and Timimoun basins covering some 30,000 square kilometres (sq km). In Egypt, Shell acquired 30% of four Western Desert concessions covering some 60,000 sq km of exploration acreage.

Shell and Qatar Petroleum signed a Heads of Agreement for the development of a large-scale integrated LNG project including Upstream gas and liquids production and a 7.8 million tonnes per annum (mtpa) LNG train (Qatargas 4, Shell share 30%). Intended LNG markets are North America and Europe with first deliveries expected to commence around 2010-2012.

The Sakhalin II LNG joint venture (Shell share 55%) and Malaysia Tiga LNG (Shell share 15%) concluded 20-years sales commitments with Kogas, the Korean gas company to supply 1.5 to 2.0 mtpa each beginning in 2008.

Shell and its partners in the Australian Gorgon LNG and domestic gas project agreed to integrate their interests in the Greater Gorgon area. Shell will hold a 25% interest in the joint venture to construct two 5 mtpa LNG trains. Shell expects to sell all or part of its share of gas from the Gorgon LNG project to the North American and Mexican markets.

Shell received approval from the US Maritime Administration for a 7.7 mtpa (initial capacity) offshore LNG import terminal (Gulf Landing) in the Gulf of Mexico. In Europe, Shell announced plans for the development of a 5.8 mtpa LNG import terminal in Sicily, Italy (Shell share 50%).

In April 2005, Shell signed a Memorandum of Understanding with the Nigerian National Petroleum Corporation (NNPC) and partners for the joint development of a greenfield LNG project (Olokola LNG) in Nigeria. The project is expected to include a joint venture infrastructure and operating company, and initially up to four 5 mtpa LNG trains. Two of the four trains will be owned by NNPC and Shell. The intended markets are North America and Europe.

In April 2005, Shell and Bechtel Enterprises Energy B.V. signed an agreement to sell InterGen N.V. (Shell share 68%) including 10 of its power plants for $1.75 billion. Excluded from the sale are InterGen’s assets in the United States, Colombia and Turkey pending further review. The transaction is expected to close mid-2005 and is subject to certain conditions and regulatory approvals.

On May 3, 2005, The National Oil Corporation of the Great Socialist People’s Libyan Arab Jamahiriya (NOC) and Shell Exploration and Production Libya GmbH (“Shell”) announced that they have reached a long-term agreement for a major gas exploration and development deal. The agreement covers the rejuvenation and upgrade of the existing Liquified Natural Gas (LNG) Plant at Marsa Al-Brega on the Libyan coast, together with exploration and development of five areas located in the heart of Libya’s major oil and gas producing Sirte Basin. The contract follows the Heads of Agreement signed in March 2004 between NOC and Shell, in which both parties agreed to establish a long-term strategic partnership in the Libyan gas sector.

Downstream continued implementation of the Group’s strategy for reshaping the portfolio during the quarter.

On 1 January 2005, Shell implemented one integrated Downstream organisation for the Oil Products and Chemicals businesses with a global line of business structure to optimise manufacturing facilities, standardise processes and improve services to customers.

Oil Products completed the earlier announced sales of its businesses in Romania, the Canary Islands and the Eastern part of the Caribbean. In addition, Shell completed the sale of the LPG business in Portugal and the Bakersfield Refinery in the USA. Total gross proceeds amounted to $762 million.

In China, the joint venture (Shell share 40%) with Sinopec started operating its first retail stations. At the end of the quarter over 200 retail stations were in operation. The joint venture is expected to build and operate 500 retail outlets in the Jiangsu Province.

1	Capital investment is defined as capital expenditure plus exploration expense plus new equity investments or loans to equity accounted investments.

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Unaudited Condensed Interim Financial Report

Shell signed a Letter of Intent with Qatar Petroleum for the development of a world-scale ethane-based cracker and derivatives complex in Ras Laffan, Qatar.

In 2004, Shell and BASF announced the review of strategic options for the Basell joint venture (Shell share 50%). On May 5, 2005 BASF and Shell Chemicals announced that they are to sell Basell for a consideration of €4.4 billion, including debt. The transaction is subject to approval by the relevant antitrust authorities and closing is expected in the second half of 2005.

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Unaudited Condensed Interim Financial Report

Statement of Income

Presented under IFRS

$ million
	First Quarter	First Quarter
	2005	2004

Sales proceeds	90,068	74,748
Less: Sales taxes, excise duties and similar levies	17,912	17,480

Revenue[a]	72,156	57,268
Cost of sales[b]	58,565	47,437

Gross profit	13,591	9,831
Selling and distribution expenses	3,164	2,913
Administrative expenses	370	463
Exploration	261	111
Share of profit of equity accounted investments	1,573	1,131
Net finance costs	83	262
Other income	5	436

Income before taxation	11,291	7,649
Taxation	4,273	2,822

Income from continuing operations	7,018	4,827
Income from discontinued operations (see Note 6)	(214)	20

Income for the period	6,804	4,847

Attributable to minority interests	131	145

Income attributable to Parent Companies	6,673	4,702

a Includes net proceeds related to buy/sell contracts:	7,155	5,625
b Includes costs related to buy/sell contracts:	7,114	5,619

The Notes on pages 8 to 30 are an integral part of this report.

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Unaudited Condensed Interim Financial Report

Balance Sheet

Presented under IFRS

$ million
	Mar 31	Dec 31
	2005	2004

ASSETS
Non-current assets
Property, plant and equipment	85,779	87,918
Intangible assets	4,428	4,528
Investments:
equity accounted investments	18,763	20,493
financial assets	3,704	2,700
Deferred tax	2,775	2,789
Employee benefit assets	2,250	2,479
Other	6,206	4,490

	123,905	125,397

Current assets
Inventories	17,517	15,375
Accounts receivable	45,189	37,439
Cash and cash equivalents	8,888	8,453

	71,594	61,267

Total assets	195,499	186,664

LIABILITIES
Non-current liabilities
Debt	7,977	8,858
Deferred tax	12,625	12,930
Employee benefit obligations	6,358	6,795
Other provisions	6,821	6,828
Other	5,788	5,800

	39,569	41,211

Current liabilities
Debt	5,755	5,795
Accounts payable and accrued liabilities	45,691	38,289
Taxes payable	11,225	9,056
Employee benefit obligations	308	339
Other provisions	1,527	1,812
Dividends payable to Parent Companies	2,085	4,750

	66,591	60,041

Total liabilities	106,160	101,252

EQUITY
Equity attributable to Parent Companies	83,662	80,099

Minority interests	5,677	5,313

Total equity	89,339	85,412

Total liabilities and equity	195,499	186,664

The Notes on pages 8 to 30 are an integral part of this report.

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Unaudited Condensed Interim Financial Report

Statement of Changes in Equity

Presented under IFRS

		$ million

	Equity attributable to Parent Companies

				Parent
	Invested		Other	Companies’
	by Parent	Retained	equity	shares		Minority	Total
	Companies	earnings	accounts[1]	held	Total	interests	equity

At December 31, 2004	741	80,450	3,095	(4,187)	80,099	5,313	85,412

Change upon implementation of IAS 32 and 39 Financial instruments (see Note 7)	–	(7)	823	–	816	–	816

At January 1, 2005	741	80,443	3,918	(4,187)	80,915	5,313	86,228
Income for First Quarter 2005	–	6,673	–	–	6,673	131	6,804
Income/(expense) recognised directly in equity	–	–	(1,464)	–	(1,464)	74	(1,390)

Total recognised income/(expense) for First Quarter 2005	–	6,673	(1,464)	–	5,209	205	5,414

Distributions	–	(2,605)	–	–	(2,605)	(47)	(2,652)
Decrease in Parent Companies’ shares held, net of dividends received	–	–	–	143	143	–	143
Change in minority interests	–	–	–	–	–	206	206

Equity owner changes in First Quarter 2005	–	(2,605)	–	143	(2,462)	159	(2,303)

At March 31, 2005	741	84,511	2,454	(4,044)	83,662	5,677	89,339

At January 1, 2004	741	69,898	570	(3,428)	67,781	3,408	71,189

Income for First Quarter 2004	–	4,702	–	–	4,702	145	4,847
Income/(expense) recognised directly in equity	–	–	(757)	–	(757)	(28)	(785)

Total recognised income/(expense) for First Quarter 2004	–	4,702	(757)	–	3,945	117	4,062

Distributions	–	–	–	–	–	(46)	(46)
Increase in Parent Companies’ shares held, net of dividends received	–	–	–	(8)	(8)	–	(8)
Change in minority interests	–	–	–	–	–	287	287

Equity owner changes in First Quarter 2004	–	–	–	(8)	(8)	241	233

At March 31, 2004	741	74,600	(187)	(3,436)	71,718	3,766	75,484

1	See Note 4

The Notes on pages 8 to 30 are an integral part of this report.

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Unaudited Condensed Interim Financial Report

Statement of Cash Flows

Presented under IFRS

$ million
	First	First
	Quarter	Quarter
	2005	2004

Cash flow from operating activities:
Income for the period	6,804	4,847
Adjustment for:
Taxation accrued	4,311	2,916
Interest incurred	160	300
Depreciation, depletion and amortisation	3,155	2,703
(Profit)/loss on sale of assets	(558)	(663)
Decrease/(increase) in net working capital	(2,137)	17
Share of profit of equity accounted investments	(1,359)	(1,151)
Dividends received from equity accounted investments	992	753
Deferred taxation and other provisions	(392)	(66)
Other	303	(143)

Cash flow from operating activities (pre-tax)	11,279	9,513
Taxation paid	(3,186)	(1,395)

Cash flow from operating activities	8,093	8,118

Cash flow from investing activities:
Capital expenditure	(2,934)	(2,636)
Proceeds from sale of assets	1,008	728
Proceeds from sales and (additions):
equity accounted investments	(138)	(427)
investments: financial assets	(24)	938
Interest received	190	108

Cash flow from investing activities	(1,898)	(1,289)

Cash flow from financing activities:
Net increase/(decrease) in debt with maturity period within three months	(990)	(810)
Other debt:
new borrowings	815	2,134
repayments	(548)	(4,370)
Interest paid	(254)	(210)
Change in minority interests	351	277
Dividends paid to:
Parent Companies	(5,137)	–
Minority interests	(47)	(46)
Parent Companies’ shares: net sales/(purchases) and dividends received	143	(8)

Cash flow from financing activities	(5,667)	(3,033)

Currency translation differences relating to cash and cash equivalents	(93)	(15)

Increase/(decrease) in cash and cash equivalents	435	3,781
Cash and cash equivalents at beginning of period	8,453	1,942

Cash and cash equivalents at end of period	8,888	5,723

The Notes on pages 8 to 30 are an integral part of this report.

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Unaudited Condensed Interim Financial Report

Notes to the Condensed Interim Financial Report

1. The Royal Dutch/Shell Group of Companies

The Parent Companies, Royal Dutch Petroleum Company (Royal Dutch) and The “Shell” Transport and Trading Company, p.l.c. (Shell Transport) together own, directly or indirectly, investments in numerous companies known collectively as the Royal Dutch/ Shell Group. The interim financial information of the Parent Companies is not included in this Condensed Interim Financial Report, the objective of which is to reflect the financial position, results of operations and cash flows of the Group Holding Companies (Shell Petroleum N.V. and The Shell Petroleum Company Limited) on a combined basis.

Group companies are engaged in all principal aspects of the oil and natural gas industry. They also have interests in chemicals and additional interests in power generation and renewable energy (chiefly in wind and solar energy). The Group conducts its business through five principal segments, Exploration & Production, Gas & Power, Oil Products, Chemicals and Other businesses. These activities are conducted in more than 140 countries and territories and are subject to changing economic, regulatory and political conditions.

2. Basis of preparation

The First Quarter Condensed Interim Financial Report of the Royal Dutch/ Shell Group has been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and with the policies set out in Note 3. These are the policies which the Group expects to apply in its first annual financial statements under International Financial Reporting Standards (IFRS) for the year ending December 31, 2005. The policies are in accordance with the recognition and measurement requirements of those IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board that are effective or will be early adopted by the Group at December 31, 2005.

This represents the Group’s first application of IFRS and the accounting policies are set out in Note 3 below. Group Financial Statements for 2004 had been prepared in accordance with US Generally Accepted Accounting Principles (GAAP); accounting policies were set out in Note 3 in those Financial Statements. US GAAP differs in certain respects from IFRS and comparative figures for 2004 have been restated as necessary in accordance with IFRS. Reconciliations and descriptions of the effect of the transition from US GAAP to IFRS on equity, income and cash flows are given below in Note 9, including a description of the nature of the changes in accounting policies. As part of the Group’s adoption of IFRS, the following elections were made under IFRS 1 First-time Adoption of International Financial Reporting Standards as at January 1, 2004:

•	cumulative currency translation differences were eliminated by transfer to retained earnings.

•	cumulative previously unrecognised actuarial gains and losses on post-employment benefits were recognised.

•	prior business combinations have not been restated.

•	IFRS 2 Share-based Payment has only been applied to options issued after November 7, 2002 and not vested by January 1, 2005.

The policies have been consistently applied to all periods presented except for those relating to the classification and measurement of financial instruments to the extent that IFRS differs from US GAAP. The Group has also taken the exemption available under IFRS 1 to only apply IAS 32 and IAS 39 from January 1, 2005 and the impact on transition is described in Notes 3 and 7.

The Condensed Interim Financial Report has been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities.

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The preparation of interim financial information in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Actual results could differ from those estimates.

This report should be read in conjunction with the Group Financial Statements and notes thereto in the 2004 Annual Report on Form 20-F/A (Amendment No.1).

3. Accounting policies

Nature of the Condensed Interim Financial Report

The Condensed Interim Financial Report, which is presented in US dollars, includes the accounts of companies in which Royal Dutch and Shell Transport together, either directly or indirectly, have control either through a majority of the voting rights (including potential voting rights) or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of the risks.

Revenue recognition

Sales of oil, natural gas, chemicals and all other products are recorded when title passes to the customer. Revenue from the production of oil and natural gas properties in which the Group has an interest with other producers are recognised on the basis of the Group’s working interest (entitlement method). Gains and losses on derivatives contracts and contracts involved in energy trading and risk management are shown net in the Statement of Income if these contracts are held for trading purposes. Purchase and sale of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstock utilised in the Group’s refinery operations are shown net in the Statement of Income. Sales between Group companies, as disclosed in the segment information, are based on prices generally equivalent to commercially available prices.

In Exploration & Production and Gas & Power title typically passes (and revenues are recognised) when product is physically transferred into a vessel, pipe or other delivery mechanism. For sales by refining companies, title typically passes (and revenues are recognised) either when product is placed onboard a vessel or offloaded from the vessel, depending on the contractually agreed terms. Revenues on wholesale sales of oil products and chemicals are recognised when transfer of ownership occurs and title is passed, either at the point of delivery or the point of receipt, depending on contractual conditions.

Property, plant and equipment and intangible assets

(a) Recognition on the Balance Sheet

Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recorded on the Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see “Provisions”) and certain development costs (see “Research and development”). Accounting for exploration costs is described separately below (“Exploration costs”). Intangible assets include goodwill. Interest is capitalised, as an increase in property, plant and equipment, on significant capital projects during construction.

Property, plant and equipment and intangible assets are subsequently recognised at cost less accumulated depreciation and impairment.

(b) Depreciation, depletion and amortisation

Property, plant and equipment related to oil and natural gas production activities are depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, except in the case of assets whose useful life is shorter than the lifetime

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of the field, in which case the straight-line method is applied. Rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Unproved properties are amortised as required by particular circumstances. Other property, plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives which is generally 20 years for refineries and chemicals plants, 15 years for retail service station facilities, and until the next planned major inspection (generally 3 to 5 years) for inspection costs. Property, plant and equipment held under finance leases are depreciated over the shorter of the assets’ estimated useful lives and the lease term.

Goodwill is not amortised but instead tested for impairment annually. Other intangible assets are amortised on a straight-line basis over their estimated useful lives (with a maximum of forty years).

(c) Recoverability of assets

Other than properties with no proved reserves (where the basis for carrying costs on the Balance Sheet is explained under “Exploration costs”), the carrying amounts of major Exploration & Production property, plant and equipment are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to recoverable amount which is the higher of fair value less costs to sell and value in use. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Assets held for sale are recognised at the lower of carrying amount and fair value less costs to sell.

Estimates of future cash flows used in the evaluation for impairment of assets related to hydrocarbon production are made using risk assessments on field and reservoir performance and include outlooks on proved reserves and unproved volumes, which are then discounted or risk-weighted utilising the results from projections of geological, production, recovery and economic factors.

Impairments, except those related to goodwill, are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed.

Exploration costs

Group companies follow the successful efforts method of accounting for oil and natural gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in property, plant and equipment, pending determination of proved reserves. Exploration wells that are more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin and (ii) they have found commercially producible quantities of reserves and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are booked within 12 months following the completion of exploratory drilling.

Associated companies and joint ventures

Investments in companies over which Group companies have significant influence but not control are classified as associated companies and are accounted for on the equity basis. Interests in jointly controlled entities are also recognised on the equity basis. Interests in jointly controlled assets are recognised by including the Group share of assets, liabilities, income and expenses on a line-by-line basis.

Inventories

Inventories are stated at cost to the Group or net realisable value, whichever is lower. Such cost is determined by the first-in first-out (FIFO) method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses and taxes.

Deferred taxation

Deferred taxation is provided using the liability method of accounting for income taxes based on provisions of enacted or substantively enacted laws. Recognition is given to deferred tax assets and liabilities for the expected future tax consequences of events that have been recognised in the Interim Financial Report or in the tax returns (temporary differences); deferred tax is not generally provided on initial recognition of an asset or liability in a transaction that, at the time of the transaction, affects neither accounting nor taxable profit. In estimating these tax consequences, consideration is given to expected future events.

Deferred tax assets are recognised where future recovery is probable. Deferred tax assets and liabilities are presented separately in the Balance Sheet except where there is a right of set-off within fiscal jurisdictions.

Deferred tax is not provided for taxes on possible future distributions of retained earnings of Group companies and equity accounted investments where the timing of the distribution can

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be controlled and it is probable that the retained earnings will be substantially reinvested by the companies concerned.

Employee benefits

(a) Employee retirement plans

Retirement plans to which employees contribute and many non-contributory plans are generally funded by payments to independent trusts. Where, due to local conditions, a plan is not funded, a provision is made. Valuations of both funded and unfunded plans are carried out by independent actuaries.

For plans which define the amount of pension benefit to be provided, pension cost primarily represents the increase in actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

Unrecognised gains and losses at the date of transition to IFRS have been recognised in the 2004 opening balance sheet. The Group recognises actuarial gains and losses that arise subsequent to January 1, 2004 using the corridor method. Under this method, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in income over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

For plans where benefits depend solely on the amount contributed to the employee’s account and the returns earned on investments of these contributions, pension cost is the amount contributed by Group companies for the period.

(b) Postretirement benefits other than pensions

Some Group companies provide certain postretirement healthcare and life insurance benefits to retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. These plans are not funded and a provision is made. Valuations of benefits are carried out by independent actuaries.

The expected costs of postretirement benefits other than pensions are accrued over the periods employees render service to the Group. Unrecognised gains and losses at the date of transition to IFRS have been recognised in the 2004 opening balance sheet.

(c) Share-based compensation plans

The fair value of share options granted to employees after November 7, 2002, and which had not vested by January 1, 2005, is recognised as an expense from the date of grant over the vesting period with a corresponding increase directly in equity. The fair value of the Group’s share options was estimated using a Black-Scholes option pricing model.

Leases

Agreements under which Group companies make payments to owners in return for the right to use an asset for a period are accounted for as leases. Leases that transfer substantially all the risks and benefits of ownership are recorded at inception as finance leases within property, plant and equipment and debt. All other leases are recorded as operating leases and the costs are charged to income as incurred.

Financial instruments and other derivative contracts

The Group adopted IAS 32 and IAS 39 with effect from January 1, 2005 and therefore accounted for financial instruments and other derivative contracts until the end of 2004 under US GAAP. Information for 2004 has not been restated and the impact on transition, which is restricted to certain commodity contracts and embedded derivatives and unquoted investments with estimable fair values, is described below.

(a) Financial assets

Investments: financial assets comprise debt and equity securities.

Securities of a trading nature

Securities of a trading nature are carried at fair value with unrealised holding gains and losses being included in income.

Securities held to maturity

Securities held to maturity are carried at amortised cost, unless impaired.

Available for sale securities

All other securities are classified as available for sale and are carried at fair value, other than unquoted equity securities with no estimable fair value which are reported at cost, less any impairment. Unrealised holding gains and losses other than impairments are taken directly to equity, except for translation differences arising on foreign currency debt securities which are taken to income. Upon sale or maturity, the net gains and losses are included in income.

Fair value is based on market prices where available, otherwise it is calculated as the net present value of expected future cash flows.

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From January 1, 2005 this has resulted in certain unquoted equity securities being recognised at fair value compared with recognition at cost under US GAAP and the impact on transition is disclosed in Note 7. This change in accounting has no impact on the timing of recognition of income arising from these investments.

Securities forming part of a portfolio which is required to be held long-term are classified under investments.

Interest on debt securities is accounted for in income by applying the effective interest method. Dividends on equity securities are accounted for in income when receivable.

Receivables are recognised initially at fair value based on amounts exchanged and subsequently at amortised cost less any impairment.

Cash and cash equivalents include cash in hand, short-term deposits and other investments which have a maturity from acquisition of three months or less and are readily convertible into known amounts of cash.

(b) Financial liabilities

Debt and accounts payable are recognised initially at fair value based on amounts exchanged and subsequently at amortised cost, except for fixed rate debt subject to fair value hedging.

Interest expense, other than interest capitalised, is accounted for in income using the effective interest method.

(c) Derivative contracts

Group companies use derivatives in the management of interest rate risk, foreign currency risk and commodity price risk. These derivative contracts are recognised at fair value, using market prices.

Those derivatives qualifying and designated as hedges are either: (1) a “fair value” hedge of the change in fair value of a recognised asset or liability or an unrecognised firm commitment, or (2) a “cash flow” hedge of the change in cash flows to be received or paid relating to a recognised asset or liability or a highly probable forecasted transaction.

A change in the fair value of a hedging instrument designated as a fair value hedge is taken to income, together with the consequential adjustment to the carrying amount of the hedged item. The effective portion of a change in fair value of a derivative designated as a cash flow hedge is recognised directly in equity, until income reflects the variability of underlying cash flows; any ineffective portion is taken to income.

Group companies formally document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking hedge transactions. The effectiveness of a hedge is also continually assessed and when it ceases, hedge accounting is discontinued.

Certain contracts to purchase and sell commodities are required to be recognised at fair value, generally based on market prices, (with gains and losses taken to income). These are contracts which can be net settled or sales contracts containing volume optionality.

Certain embedded derivatives within contracts are required to be separated from their host contract and recognised at fair value, generally based on market prices, (with gains and losses taken to income) if the economic characteristics and risks of the embedded derivative are not closely related to that of the host contract.

These policies are very similar to those applied until the end of 2004 under US GAAP and the impact of the application on January 1, 2005 is shown in Note 7.

Provisions

Provisions are liabilities where the timing or amount of future expenditure is uncertain. Provisions are recorded at the best estimate of the present value of the expenditure required to settle the present obligation at the balance sheet date. Non-current amounts are discounted using the risk-free rate. Specific details for decommissioning and restoration costs and environmental remediation are described below.

Estimated decommissioning and restoration costs are based on current requirements, technology and price levels and are stated at fair value, and the associated asset retirement costs are capitalised as part of the carrying amount of the related property, plant and equipment. The liability, once an obligation, whether legal or constructive, crystallises, is recognised with a corresponding amount of property, plant and equipment in the period when a reasonable estimate of the fair value can be made. The fair value is calculated using amounts discounted over the useful economic life of the assets. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the provision are incorporated on a prospective basis.

Provisions for environmental remediation resulting from ongoing or past operations or events are recognised in the period in which an obligation, legal or constructive, to a third party arises and the

12 Royal Dutch/Shell Group of Companies

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amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Recognition of any joint and several liability is based upon Group companies’ best estimate of their final pro rata share of the liability. Liabilities are determined independently of expected insurance recoveries. Recoveries are recognised and reported as separate events and brought into account when reasonably certain of realisation. The carrying amount of provisions is regularly reviewed and adjusted for new facts or changes in law or technology.

Parent Companies’ shares held by Group companies

Parent Companies’ shares held by Group companies are not included in assets but, after deducting dividends received, are reflected at cost as a deduction from equity.

Administrative expenses

Administrative expenses are those which do not relate directly to the activities of a single business segment and include expenses incurred in the management and co-ordination of multi-segment enterprises.

Research and development

Development costs which are expected to generate probable future economic benefits are capitalised. All other research and development expenditure is charged to income as incurred, with the exception of that on buildings and major items of equipment which have alternative use.

Discontinued operations

Discontinued operations comprise those activities which have been disposed of during the period, or remain held for sale at period end, and represent a separate major line of business or geographical area of operation which can be clearly distinguished, operationally and for financial reporting purposes, from other activities of the Group.

Business combinations

Assets acquired and liabilities assumed on a business combination are recognised at their fair value at the date of the acquisition; the amount of the purchase consideration above this value is reflected as goodwill.

Currency translation

Assets and liabilities of non-US dollar Group companies are translated to US dollars at year-end rates of exchange, whilst their statements of income and cash flows are translated at quarterly average rates. Translation differences arising on aggregation are taken directly to a currency translation differences account within equity. As part of the transition to IFRS, the balance of this account was eliminated at January 1, 2004 and transferred to retained earnings with no impact on total equity. Upon divestment or liquidation of an entity, cumulative currency translation differences related to that entity are taken to income.

The US dollar equivalents of exchange gains and losses arising as a result of foreign currency transactions (including those in respect of inter-company balances unless related to transactions of a long-term investment nature) are included in income.

New accounting standards and interpretations

Certain new IFRS and IFRIC interpretations have been published which are not mandatory for 2005. The Group has elected to early adopt in 2005 IFRS 6 Exploration for and Evaluation of Mineral Resources and IFRIC 4 Determining whether an Arrangement Contains a Lease, and these are reflected in the accounting policies described above. The Group is assessing the impact of IFRIC 3 Emission Rights which also remains subject to potential change prior to its mandatory use in 2006. All other published pronouncements, which are not mandatory in 2005, are not expected to have an impact on the Group.

IFRS is currently being applied in Europe and in other parts of the world simultaneously for the first time. Furthermore, due to a number of new and revised standards included within the body of standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming judgements regarding interpretation and application. Accordingly, practice is continuing to evolve and the full financial effect of reporting under IFRS as it will be applied and reported on in the Group’s first IFRS Financial Statements cannot be determined with certainty at this stage.

Royal Dutch/Shell Group of Companies 13

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4. Income/(expense) recognised directly in equity attributable to Parent Companies

Presented under IFRS

					$ million
					Income/(expense)

	At December 31,	IAS	At January 1,	First	At March 31,
	2004	32/39	2005	Quarter	2005
			after IAS 32/39
			transition
Cumulative currency translation differences	2,729	–	2,729	(1,450)	1,279

Unrealised gains/(losses) on securities	350	823	1,173	(23)	1,150

Unrealised gains/(losses) on cash flow hedges	(157)	–	(157)	(34)	(191)

Share-based compensation	173	–	173	43	216

Total	3,095	823	3,918	(1,464)	2,454

			$ million
			2004
			Income/(expense)

	January 1	First	March 31
		Quarter
Cumulative currency translation differences	–	(347)	(347)

Unrealised gains/(losses) on securities	700	(418)	282

Unrealised gains/(losses) on cash flow hedges	(188)	(11)	(199)

Share-based compensation	58	19	77

Total	570	(757)	(187)

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5. Information by business segment

Presented under IFRS

Segment information — First Quarter 2005						$ million
	Exploration &	Gas & Power	Oil Products	Chemicals	Corporate and	Eliminations	Total
	Production				Other		Group

2005

Revenue
Third party	4,565	3,277	55,996	8,026	292		72,156
Inter-segment	7,240	370	1,535	748	–	(9,893)

Total	11,805	3,647	57,531	8,774	292	(9,893)	72,156

Segment result	5,528	196	3,477	804	(209)		9,796
Share of profit of equity accounted investments	714	257	518	84	–		1,573
Net finance costs							83
Other income							5
Taxation							4,273

Income from continuing operations							7,018
Income from discontinued operations				(214)			(214)

Income for the period							6,804

Segment information — First Quarter 2004						$ million
	Exploration &	Gas & Power	Oil Products	Chemicals	Corporate and	Eliminations	Total
	Production				Other		Group

2004

Revenue
Third party	3,776	2,161	45,394	5,581	356		57,268
Inter-segment	5,666	331	1,036	699	3	(7,735)

Total	9,442	2,492	46,430	6,280	359	(7,735)	57,268

Segment result	4,353	108	1,832	151	(100)		6,344
Share of profit of equity accounted investments	609	229	230	63	–		1,131
Net finance costs							262
Other income							436
Taxation							2,822

Income from continuing operations							4,827
Income from discontinued operations				20			20

Income for the period							4,847

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The information above is provided in accordance with IAS 14 Segment Reporting. Operating segment results are appraised by management on the basis of income including equity accounted investments and certain net finance costs and other (income)/ expense and after tax, and this forms the basis of the discussion of segment results in the Operational and Financial Review (OFR). The table below reconciles the foregoing segment information to the information used for management reporting and is consistent with how the information will be presented in the Group’s annual financial statements to comply with SFAS 131.

Income for the period by segment — First Quarter 2005					$ million
	Exploration &	Gas & Power	Oil Products	Chemicals	Corporate and	Total
	Production				Other	Group

Segment result - IAS 14	5,528	196	3,477	804	(209)	9,796
Share of profit of equity accounted investments	714	257	518	84	–	1,573
Net finance costs and other (income)/expense	113	(37)	44	(1)	(41)	78
Taxation	3,174	14	900	226	(41)	4,273
Discontinued operations	–	–	–	(214)	–	(214)

Segment result - OFR	2,955	476	3,051	449	(127)	6,804

Income for the period by segment — First Quarter 2004					$ million
	Exploration &	Gas & Power	Oil Products	Chemicals	Corporate and	Total
	Production				Other	Group

Segment result - IAS 14	4,353	108	1,832	151	(100)	6,344
Share of profit of equity accounted investments	609	229	230	63	–	1,131
Net finance costs and other (income)/expense	62	(200)	(41)	8	(3)	(174)
Taxation	2,193	15	530	5	79	2,822
Discontinued operations	–	–	–	20	–	20

Segment result - OFR	2,707	522	1,573	221	(176)	4,847

6. Discontinued operations

Discontinued operations comprise the activities of Basell, a jointly controlled Chemicals entity (Group interest 50%), which has been held for sale at fair value less costs to sell since the announcement in 2004 of a review of strategic alternatives regarding this venture. The loss for the First Quarter 2005 comprises an impairment in order to reflect the carrying amount at March 31, 2005 at fair value less costs to sell.

7. Implementation of IAS 32 and IAS 39 Financial Instruments

As described in Note 3, the impact on transition at January 1, 2005 resulting from recognising at fair value certain additional derivative contracts and unquoted securities was an increase in total equity of $0.8 billion. This was reflected by increases in assets and liabilities at January 1, 2005 as follows:

$ million

Investments: financial assets	1,018
Non-current assets: deferred tax	5
Current assets	42
Non-current liabilities: deferred tax	(195)
Current liabilities	(54)

816

16 Royal Dutch/Shell Group of Companies

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8. Contingencies and litigation

Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with numerous other defendants, has been sued by public and quasi-public water purveyors, as well as governmental entities, alleging responsibility for groundwater contamination caused by releases of gasoline containing oxygenate additives. Most of these suits assert various theories of liability, including product liability, and seek to recover actual damages, including clean-up costs. Some assert claims for punitive damages. As of May 9, 2005, there were approximately 66 pending suits by such plaintiffs that asserted claims against SOC and many other defendants (including major energy and refining companies). Although a majority of these cases do not specify the amount of monetary damages sought, some include specific damage claims collectively against all defendants. While the aggregate amounts claimed against all defendants for actual and punitive damages in such suits could be material to the Financial Statements if they were ultimately recovered against SOC alone rather than apportioned among the defendants, management of the Group considers the amounts claimed in these pleadings to be highly speculative and not an appropriate basis on which to determine a reasonable estimate of the amount of the loss that may be ultimately incurred, for the reasons described below.

The reasons for this determination can be summarised as follows:

•	While the majority of the cases have been consolidated for pre-trial proceedings in the U.S. District Court for the Southern District of New York, there are many cases pending in other jurisdictions throughout the U.S. Most of the cases are at a preliminary stage. In many matters, little discovery has been taken and many critical substantial legal issues remain unresolved. Consequently, management of the Group does not have sufficient information to assess the facts underlying the plaintiffs’ claims; the nature and extent of damages claimed, if any; the reasonableness of any specific claim for money damages; the allocation of potential responsibility among defendants; or the law that may be applicable. Additionally, given the pendency of cases in varying jurisdictions, there may be inconsistencies in the determinations made in these matters.

•	There are significant unresolved legal questions relating to claims asserted in this litigation. For example, it has not been established whether the use of oxygenates mandated by the 1990 amendments to the Clean Air Act can give rise to a products liability based claim. While some trial courts have held that it cannot, other courts have left the question open or declined to dismiss claims brought on a products liability theory. Other examples of unresolved legal questions relate to the applicability of federal preemption, whether a plaintiff may recover damages for alleged levels of contamination significantly below state environmental standards, and whether a plaintiff may recover for an alleged threat to groundwater before detection of contamination.

•	There are also significant unresolved legal questions relating to whether punitive damages are available for products liability claims or, if available, the manner in which they might be determined. For example, some courts have held that for certain types of product liability claims, punitive damages are not available. It is not known whether that rule of law would be applied in some or all of the pending oxygenate additive cases. Where specific claims for damages have been made, punitive damages represent in most cases a majority of the total amounts claimed.

•	There are significant issues relating to the allocation of any liability among the defendants. Virtually all of the oxygenate additives cases involve multiple defendants including most of the major participants in the retail gasoline marketing business in the regions involved in the pending cases. The basis on which any potential liability may be apportioned among the defendants in any particular pending case cannot yet be determined.

For these reasons, management of the Group is not currently able to estimate a range of reasonably possible losses or minimum loss for this litigation; however, management of the Group does not currently believe that the outcome of the oxygenate-related litigation pending as of May 9, 2005 will have a material impact on the Group’s financial condition, although such resolutions could have a significant effect on results for the period in which they are recognised.

A $490 million judgment in favour of 466 plaintiffs in a consolidated matter that had once been nine individual cases was rendered in 2002 by a Nicaraguan court jointly against SOC and three other named defendants (not affiliated with SOC), based upon Nicaraguan Special Law 364 for claimed personal injuries resulting from alleged exposure to dibromochloropropane (DBCP) — a pesticide manufactured by SOC prior to 1978. This special law imposes strict liability (in a predetermined amount) on international manufacturers of DBCP. The statute also provides

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that unless a deposit (calculated as described below) of an amount denominated in Nicaraguan cordobas is made into the Nicaraguan courts, the claims would be submitted to the US courts. In SOC’s case the deposit would have been between $19 million and $20 million (based on an exchange rate between 15 and 16 cordobas per US dollar). SOC chose not to make this deposit. The Nicaraguan courts did not, however, give effect to the provision of Special Law 364 that requires submission of the matter to the US courts. Instead, the Nicaraguan court entered judgment against SOC and the other defendants. Further, SOC was not afforded the opportunity to present any defences in the Nicaraguan court, including that it was not subject to Nicaraguan jurisdiction because it had neither shipped nor sold DBCP to parties in Nicaragua. At this time, SOC has not completed the steps necessary to perfect an appeal in Nicaragua and, as described below, the Nicaraguan claimants have sought to enforce the Nicaraguan judgment against SOC in the U.S. and in Venezuela. SOC does not have any assets in Nicaragua. In 2003, an attempt by the plaintiffs to enforce the Nicaraguan judgment described above in the United States against Shell Chemical Company and purported affiliates of the other named defendants was rejected by the U.S. District Court for the Central District of California, which decision is on appeal before the Ninth Circuit Court of Appeals. Enforcement of the Nicaraguan judgment was rejected because of improper service and attempted enforcement against non-existent entities or entities that were not named in the Nicaraguan judgment. Thereafter, SOC filed a declaratory judgment action seeking ultimate adjudication of the non-enforceability of this Nicaraguan judgment in the U.S. District Court for the Central District of California. This district court denied motions filed by the Nicaraguan claimants to dismiss SOC claims that Nicaragua does not have impartial tribunals, the proceedings violated due process, the relationship between SOC and Nicaragua made the exercise of personal jurisdiction unreasonable, and Special Law 364 is repugnant to U.S. public policy because it violates due process. A finding in favour of SOC on any of these grounds will result in a refusal to recognize and enforce the judgment in the United States. Several requests for Exequatur were filed in 2004 with the Tribunal Suprema de Justicia (the Venezuelan Supreme Court) to enforce Nicaraguan judgments. The petitions imply that judgments can be satisfied with assets of Shell Venezuela, S.A., which was neither a party to the Nicaraguan judgment nor a subsidiary of SOC, against whom the Exequatur was filed. The petitions are pending before the Tribunal Suprema de Justicia. As of May 9, 2005, five additional Nicaraguan judgments had been entered in the collective amount of approximately $226.5 million in favor of 240 plaintiffs jointly against Shell Chemical Company and three other named defendants (not affiliated with Shell Chemical Company) under facts and circumstances almost identical to those relating to the judgment described above. Additional judgments are anticipated (including a suit seeking more than $3 billion). It is the opinion of management of the Group that the above judgments are unenforceable in a U.S. court, as a matter of law, for the reasons set out in SOC’s declaratory judgment action described above. No financial provisions have been established for these judgments or related claims.

Since 1984, SOC has been named with others as a defendant in numerous product liability cases, including class actions, involving the failure of residential plumbing systems and municipal water distribution systems constructed with polybutylene plastic pipe. SOC fabricated the resin for this pipe while the co-defendants fabricated the raw materials for the pipe fittings. As a result of two class action settlements in 1995, SOC and the co-defendants agreed on a mechanism to fund until 2009 the settlement of most of the residential plumbing claims in the United States. Financial provisions have been taken by SOC for its settlement funding needs anticipated at this time. Additionally, claims that are not part of these class action settlements or that challenge these settlements continue to be filed primarily involving alleged problems with polybutylene pipe used in municipal water distribution systems. It is the opinion of management of the Group that exposure from this other polybutylene litigation pending as of May 9, 2005, is not material. Management of the Group cannot currently predict when or how all polybutylene matters will be finally resolved.

In connection with the recategorisation of certain hydrocarbon reserves that occurred in 2004, a number of putative shareholder class actions were filed against Royal Dutch, Shell Transport, Managing Directors of Royal Dutch during the class period, Managing Directors of Shell Transport during the class period and the external auditors for Royal Dutch, Shell Transport and the Group. These actions were consolidated in the United States District Court in New Jersey and a consolidated complaint was filed in September 2004. The parties are awaiting a decision with respect to defendants’ motions to dismiss asserting lack of jurisdiction with respect to the claims of non-United States shareholders who purchased on non-United States securities exchanges and failure to state a claim. Merits discovery has not begun. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motions to dismiss on lack of jurisdiction and failure to state a claim. In addition, potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Royal Dutch and Shell Transport shares during the relevant class period. Accordingly, based on the current status of the litigation, management of the Group is unable to estimate a range of possible losses or any minimum loss. Management of the Group will review this determination as the litigation progresses.

Also in connection with the hydrocarbon reserves recategorisation, putative shareholder class actions were filed on behalf of participants in various Shell Oil Company qualified plans alleging that Royal Dutch, Shell Transport and various current and former officers and directors breached various fiduciary duties to employee participants imposed by the Employee Retirement Income Security Act of 1974 (ERISA). These suits were consolidated in the United States District Court in New Jersey and a consolidated class action complaint was filed in July 2004. Defendants’ motions to dismiss have been fully briefed. Some document discovery has taken place. The case is at an early stage and subject

18 Royal Dutch/Shell Group of Companies

Unaudited Condensed Interim Financial Report

to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motion to dismiss and the legal uncertainties with respect to the methodology for calculating damage, if any, should defendants become subject to an adverse judgment. The Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. No financial provisions have been taken with respect to the ERISA litigation.

The reserves recategorisation also led to the filing of shareholder derivative actions in June 2004. The four suits pending in New York state court, New York federal court and New Jersey federal court demand Group management and structural changes and seek unspecified damages from current and former members of the Boards of Directors of Royal Dutch and Shell Transport. The suits are in preliminary stages and no responses are yet due from defendants. The Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. Because any money “damages” in the derivative actions would be paid to Royal Dutch and Shell Transport, management of the Group does not believe that the resolution of these suits will have a material adverse effect on the Group’s financial condition or operating results.

The United States Securities and Exchange Commission (SEC) and UK Financial Services Authority (FSA) issued formal orders of private investigation in relation to the reserves recategorisation which Royal Dutch and Shell Transport resolved by reaching agreements with the SEC and the FSA. In connection with the agreement with the SEC, Royal Dutch and Shell Transport consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Royal Dutch and Shell Transport violated, and requiring Royal Dutch and Shell Transport to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and undertook to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement with the FSA, Royal Dutch and Shell Transport agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Royal Dutch and Shell Transport breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules made under it and agreed to pay a penalty of £17 million. The penalties from the SEC and FSA have been paid by Group companies and fully included in the Income Statement of the Group for the year 2004. The United States Department of Justice has commenced a criminal investigation, and Euronext Amsterdam, the Dutch Authority Financial Markets and the California Department of Corporations are investigating the issues related to the reserves recategorisation. Management of the Group cannot currently predict the manner and timing of the resolution of these pending matters and is currently unable to estimate the range of reasonably possible losses from such matters.

Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business.

The operations and earnings of Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous people, in the countries in which they operate. The industries in which Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

Royal Dutch/Shell Group of Companies 19

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9. Reconciliations from US GAAP to IFRS

(a) Reconciliation of Statement of Income

First Quarter 2004	$ million

	Effect of transition
	US GAAP	to IFRS[1]	IFRS

Sales proceeds	74,908	(160)	74,748
Less: Sales taxes, excise duties and similar levies	17,694	(214)	17,480

Revenue	57,214	54	57,268
Cost of sales	47,261	176	47,437

Gross profit	9,953	(122)	9,831
Selling and distribution expenses	2,835	78	2,913
Administrative expenses	471	(8)	463
Exploration	124	(13)	111
Research and development	136	(136)	–
Share of profit of equity accounted investments	1,290	(159)	1,131
Net finance costs	152	110	262
Other income	436	–	436

Income before taxation	7,961	(312)	7,649
Taxation	3,490	(668)	2,822

Income from continuing operations	4,471	356	4,827
Income from discontinued operations	262	(242)	20

Income for the period	4,733	114	4,847

Attributable to minority interests	125	20	145

Income attributable to Parent Companies	4,608	94	4,702

2004	$ million

	Effect of transition
	US GAAP	to IFRS[2]	IFRS

Sales proceeds	337,522	1,234	338,756
Less: Sales taxes, excise duties and similar levies	72,332	38	72,370

Revenue	265,190	1,196	266,386
Cost of sales	221,678	1,581	223,259

Gross profit	43,512	(385)	43,127
Selling and distribution expenses	12,340	210	12,550
Administrative expenses	2,516	6	2,522
Exploration	1,823	(14)	1,809
Research and development	553	(553)	–
Share of profit of equity accounted investments	5,653	(638)	5,015
Net finance costs	561	54	615
Other income	1,013	–	1,013

Income before taxation	32,385	(726)	31,659
Taxation	15,136	(2,969)	12,167

Income from continuing operations	17,249	2,243	19,492
Income from discontinued operations	1,560	(1,794)	(234)

Income for the period	18,809	449	19,258

Attributable to minority interests	626	91	717

Income attributable to Parent Companies	18,183	358	18,541

1	See Note 9(d).

2	See Note 9(e).

20 Royal Dutch/Shell Group of Companies

Unaudited Condensed Interim Financial Report

(b) Reconciliation of Equity

At January 1, 2004 (date of transition to IFRS)

$ million
		Effect of transition
	US GAAP	to IFRS[1]	IFRS

ASSETS
Non-current assets
Property, plant and equipment	87,088	(807)	86,281
Intangible assets	4,735	(342)	4,393
Investments:
equity accounted investments	19,371	(192)	19,179
financial assets	3,403	(54)	3,349
Deferred tax	2,092	971	3,063
Employee benefit assets	6,516	(5,055)	1,461
Other	2,741	138	2,879

	125,946	(5,341)	120,605

Current assets
Inventories	12,690	(13)	12,677
Accounts receivable	28,969	(326)	28,643
Cash and cash equivalents	1,952	(10)	1,942

	43,611	(349)	43,262

Total assets	169,557	(5,690)	163,867

LIABILITIES
Non-current liabilities
Debt	9,100	174	9,274
Deferred tax	15,185	(1,384)	13,801
Employee benefit obligations	4,927	2,018	6,945
Other provisions	3,955	986	4,941
Other	6,054	(2,032)	4,022

	39,221	(238)	38,983

Current liabilities
Debt	11,027	6	11,033
Accounts payable and accrued liabilities	32,347	(1,568)	30,779
Taxes payable	5,927	(561)	5,366
Employee benefit obligations	–	319	319
Other provisions	–	1,075	1,075
Dividends payable to Parent Companies	5,123	–	5,123

	54,424	(729)	53,695

Total liabilities	93,645	(967)	92,678

EQUITY
Equity attributable to Parent Companies	72,497	(4,716)	67,781

Minority interests	3,415	(7)	3,408

Total equity (see Note 9(c))	75,912	(4,723)	71,189

Total liabilities and equity	169,557	(5,690)	163,867

1	See Note 9(f)

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At March 31, 2004

$ million
		Effect of transition
	US GAAP	to IFRS[1]	IFRS

ASSETS
Non-current assets
Property, plant and equipment	86,141	(603)	85,538
Intangible assets	4,708	(335)	4,373
Investments:
equity accounted investments	19,976	(88)	19,888
financial assets	2,648	(51)	2,597
Deferred tax[2]	2,092	958	3,050
Employee benefit assets	6,881	(5,223)	1,658
Other	3,034	142	3,176

	125,480	(5,200)	120,280

Current assets
Inventories	13,615	(13)	13,602
Accounts receivable	30,664	(435)	30,229
Cash and cash equivalents	5,732	(9)	5,723

	50,011	(457)	49,554

Total assets	175,491	(5,657)	169,834

LIABILITIES
Non-current liabilities
Debt	9,728	174	9,902
Deferred tax[2]	15,174	(1,414)	13,760
Employee benefit obligations	4,940	1,949	6,889
Other provisions	4,360	883	5,243
Other	6,189	(1,897)	4,292

	40,391	(305)	40,086

Current liabilities
Debt	7,548	4	7,552
Accounts payable and accrued liabilities	32,377	(869)	31,508
Taxes payable	9,950	(1,200)	8,750
Employee benefit obligations	–	315	315
Other provisions	–	1,048	1,048
Dividends payable to Parent Companies	5,091	–	5,091

	54,966	(702)	54,264

Total liabilities	95,357	(1,007)	94,350

EQUITY
Equity attributable to Parent Companies	76,359	(4,641)	71,718

Minority interests	3,775	(9)	3,766

Total equity (see Note 9(c))	80,134	(4,650)	75,484

Total liabilities and equity	175,491	(5,657)	169,834

1	See Note 9(g).

2	The amount of deferred tax assets at March 31, 2004 under US GAAP has not been recalculated from the amount at December 31, 2003.

22 Royal Dutch/Shell Group of Companies

Unaudited Condensed Interim Financial Report

At December 31, 2004

$ million
		Effect of transition
	US GAAP	to IFRS[1]	IFRS

ASSETS
Non-current assets
Property, plant and equipment	88,940	(1,022)	87,918
Intangible assets	4,890	(362)	4,528
Investments:
equity accounted investments	19,743	750	20,493
financial assets	2,748	(48)	2,700
Deferred tax	1,995	794	2,789
Employee benefit assets	8,278	(5,799)	2,479
Other	4,369	121	4,490

	130,963	(5,566)	125,397

Current assets
Inventories	15,391	(16)	15,375
Accounts receivable	37,998	(559)	37,439
Cash and cash equivalents	8,459	(6)	8,453

	61,848	(581)	61,267

Total assets	192,811	(6,147)	186,664

LIABILITIES
Non-current liabilities
Debt	8,600	258	8,858
Deferred tax	14,844	(1,914)	12,930
Employee benefit obligations	5,044	1,751	6,795
Other provisions	5,709	1,119	6,828
Other	8,065	(2,265)	5,800

	42,262	(1,051)	41,211

Current liabilities
Debt	5,822	(27)	5,795
Accounts payable and accrued liabilities	40,207	(1,918)	38,289
Taxes payable	9,885	(829)	9,056
Employee benefit obligations	–	339	339
Other provisions	–	1,812	1,812
Dividends payable to Parent Companies	4,750	–	4,750

	60,664	(623)	60,041

Total liabilities	102,926	(1,674)	101,252

EQUITY
Equity attributable to Parent Companies	84,576	(4,477)	80,099

Minority interests	5,309	4	5,313

Total equity (see Note 9(c))	89,885	(4,473)	85,412

Total liabilities and equity	192,811	(6,147)	186,664

1	See Note 9(h).

Royal Dutch/Shell Group of Companies 23

Unaudited Condensed Interim Financial Report

(c) Analysis of effect of transition to IFRS on total equity

								$ million

	Equity attributable to Parent Companies

			Parent	Cumulative		Unrealised	Minimum
	Invested		Companies’	currency	Unrealised	losses on	pension
	by Parent	Retained	shares	translation	gains on	cash flow	liability	Share-based		Minority
	Companies	earnings	held	differences	securities	hedges	adjustments	compensation	Total	interests	Total

At January 1, 2004
US GAAP	741	74,906	(3,428)	1,208	700	(188)	(1,442)	–	72,497	3,415	75,912
Effect of transition to IFRS	–	(5,008)	–	(1,208)	–	–	1,442	58	(4,716)	(7)	(4,723)

IFRS	741	69,898	(3,428)	–	700	(188)	–	58	67,781	3,408	71,189

At March 31, 2004
US GAAP	741	79,514	(3,436)	888	282	(199)	(1,431)	–	76,359	3,775	80,134
Effect of transition to IFRS	–	(4,914)	–	(1,235)	–	–	1,431	77	(4,641)	(9)	(4,650)

IFRS	741	74,600	(3,436)	(347)	282	(199)	–	77	71,718	3,766	75,484

At December 31, 2004
US GAAP	741	85,100	(4,187)	4,356	350	(157)	(1,627)	–	84,576	5,309	89,885
Effect of transition to IFRS	–	(4,650)	–	(1,627)	–	–	1,627	173	(4,477)	4	(4,473)

IFRS	741	80,450	(4,187)	2,729	350	(157)	–	173	80,099	5,313	85,412

24 Royal Dutch/Shell Group of Companies

Unaudited Condensed Interim Financial Report

(d) Effect of transition to IFRS for First Quarter 2004

					$ million
		Employee benefits[3]
	Discontinued				Cumulative currency		Reversals of	Major
	operations[1]	Reclassifications[2]	(a)	(b)	translation differences[3]	Impairments[3]	impairments[3]	inspection costs[3]	Other	Total

Sales proceeds	1,301	(1,461)	–	–	–	–	–	–	–	(160)
Sales taxes, excise duties and similar levies	437	(651)	–	–	–	–	–	–	–	(214)

Revenue	864	(810)	–	–	–	–	–	–	–	54
Cost of sales	418	(151)	55	21	(16)	–	–	(138)	(13)	176

Gross profit	446	(659)	(55)	(21)	16	–	–	138	13	(122)
Selling and distribution expenses	82	–	(6)	2	–	–	–	–	–	78
Administrative expenses	7	–	(12)	–	–	–	–	–	(3)	(8)
Exploration	1	(14)	–	–	–	–	–	–	–	(13)
Research and development	–	(136)	–	–	–	–	–	–	–	(136)
Share of profit of equity accounted investments	(15)	(162)	1	–	–	–	–	17	–	(159)
Net finance costs	12	80	–	–	–	–	–	–	18	110
Other income	–	–	–	–	–	–	–	–	–	–

Income before taxation	329	(751)	(36)	(23)	16	–	–	155	(2)	(312)
Taxation	70	(751)	(12)	2	–	–	–	47	(24)	(668)

Income from continuing operations	259	–	(24)	(25)	16	–	–	108	22	356
Income from discontinued operations	(242)	–	–	–	–	–	–	–	–	(242)

Income for the period	17	–	(24)	(25)	16	–	–	108	22	114

Attributable to minority interests	17	–	–	–	–	–	–	–	3	20

Income attributable to Parent Companies	–	–	(24)	(25)	16	–	–	108	19	94

(e) Effect of transition to IFRS for 2004

					$ million
			Employee benefits[3]
	Discontinued				Cumulative currency		Reversals of	Major
	operations[1]	Reclassifications[2]	(a)	(b)	translation differences[3]	Impairments[3]	impairments[3]	inspection costs[3]	Other	Total

Sales proceeds	5,044	(3,803)	–	–	–	–	–	–	(7)	1,234
Sales taxes, excise duties and similar levies	1,537	(1,499)	–	–	–	–	–	–	–	38

Revenue	3,507	(2,304)	–	–	–	–	–	–	(7)	1,196
Cost of sales	1,141	(134)	306	128	(102)	730	(211)	(223)	(54)	1,581

Gross profit	2,366	(2,170)	(306)	(128)	102	(730)	211	223	47	(385)
Selling and distribution expenses	341	–	(25)	9	(28)	–	–	–	(87)	210
Administrative expenses	28	(3)	(25)	5	–	–	–	–	1	6
Exploration	5	(19)	–	–	–	–	–	–	–	(14)
Research and development	–	(553)	–	–	–	–	–	–	–	(553)
Share of profit of equity accounted investments	252	(1,420)	6	–	–	212	258	50	4	(638)
Net finance costs	30	(121)	–	–	–	–	–	–	145	54
Other income	–	–	–	–	–	–	–	–	–	–

Income before taxation	2,214	(2,894)	(250)	(142)	130	(518)	469	273	(8)	(726)
Taxation	332	(2,894)	(77)	(27)	–	(258)	–	75	(120)	(2,969)

Income from continuing operations	1,882	–	(173)	(115)	130	(260)	469	198	112	2,243
Income from discontinued operations	(1,794)	–	–	–	–	–	–	–	–	(1,794)

Income for the period	88	–	(173)	(115)	130	(260)	469	198	112	449

Attributable to minority interests	88	–	3	–	–	–	–	2	(2)	91

Income attributable to Parent Companies	–	–	(176)	(115)	130	(260)	469	196	114	358

1	The definition of activities classified as discontinued operations differs from that under US GAAP. Under IFRS equity accounted or other investments are not excluded from this classification, but the activity must be a separate major line of business or geographical area of operations. As a result, all of the items presented as discontinued operations in 2004 under US GAAP are included within continuing operations under IFRS.

2	Reclassifications are differences in line item allocation under IFRS but do not affect income compared with that shown under US GAAP. They mainly comprise impacts from reporting 1) all jointly controlled entities using the equity method, 2) the results of equity accounted investments on a single line (therefore after net finance costs and tax), 3) accretion expense arising on asset retirement obligations as net finance costs rather than as cost of sales, and 4) research and development within cost of sales.

3	See Note 9(i).

Royal Dutch/Shell Group of Companies 25

Unaudited Condensed Interim Financial Report

(f) Effect of transition to IFRS at January 1, 2004

$ million
		Employee	Major
		benefits	inspection
	Reclassifications[1]	(a)[2]	costs[2]	Other	Total

ASSETS
Non-current assets
Property, plant and equipment	(1,350)	–	440	103	(807)
Intangible assets	(16)	(326)	–	–	(342)
Investments:
equity accounted investments	(118)	(109)	113	(78)	(192)
financial assets	–	–	–	(54)	(54)
Deferred tax	–	935	(17)	53	971
Employee benefit assets	–	(5,055)	–	–	(5,055)
Other	(14)	119	–	33	138

	(1,498)	(4,436)	536	57	(5,341)

Current assets
Inventories	(13)	–	–	–	(13)
Accounts receivable	(328)	–	–	2	(326)
Cash and cash equivalents	(10)	–	–	–	(10)

	(351)	–	–	2	(349)

Total assets	(1,849)	(4,436)	536	59	(5,690)

LIABILITIES
Non-current liabilities
Debt	–	–	–	174	174
Deferred tax	(257)	(1,596)	153	316	(1,384)
Employee benefit obligations	(20)	2,038	–	–	2,018
Other provisions	1,072	–	–	(86)	986
Other	(1,838)	–	–	(194)	(2,032)

	(1,043)	442	153	210	(238)

Current liabilities
Debt	–	–	–	6	6
Accounts payable and accrued liabilities	(1,553)	–	–	(15)	(1,568)
Taxes payable	(561)	–	–	–	(561)
Employee benefit obligations	259	60	–	–	319
Other provisions	1,049	–	–	26	1,075
Dividends payable to Parent Companies	–	–	–	–	–

	(806)	60	–	17	(729)

Total liabilities	(1,849)	502	153	227	(967)

EQUITY
Equity attributable to Parent Companies	–	(4,918)	368	(166)	(4,716)

Minority interests	–	(20)	15	(2)	(7)

Total equity	–	(4,938)	383	(168)	(4,723)

Total liabilities and equity	(1,849)	(4,436)	536	59	(5,690)

[1]	Reclassifications are differences in line item allocation under IFRS which do not affect equity compared with that shown under US GAAP. They mainly comprise impacts from reporting all jointly controlled entities using the equity method and separate reporting of all provisions. The impact of the reclassification to report all jointly controlled entities using the equity method will also be reflected in the Supplementary information — Oil and Gas (unaudited) in the Group’s 2005 Annual Report.

[2]	See Note 9(i)

26 Royal Dutch/Shell Group of Companies

Unaudited Condensed Interim Financial Report

(g) Effect of transition to IFRS at March 31, 2004

$ million
		Employee	Major
		benefits	inspection
	Reclassifications[1]	(a)[2]	costs[2]	Other[3]	Total

ASSETS
Non-current assets
Property, plant and equipment	(1,255)	–	578	74	(603)
Intangible assets	(13)	(326)	–	4	(335)
Investments:
equity accounted investments	(32)	(108)	134	(82)	(88)
financial assets	–	–	–	(51)	(51)
Deferred tax	–	950	(19)	27	958
Employee benefit assets	–	(5,144)	–	(79)	(5,223)
Other	(9)	119	–	32	142

	(1,309)	(4,509)	693	(75)	(5,200)

Current assets
Inventories	(13)	–	–	–	(13)
Accounts receivable	(437)	–	–	2	(435)
Cash and cash equivalents	(9)	–	–	–	(9)

	(459)	–	–	2	(457)

Total assets	(1,768)	(4,509)	693	(73)	(5,657)

LIABILITIES
Non-current liabilities
Debt	(12)	–	–	186	174
Deferred tax	(238)	(1,594)	202	216	(1,414)
Employee benefit obligations	(19)	1,987	–	(19)	1,949
Other provisions	972	–	–	(89)	883
Other	(1,709)	–	–	(188)	(1,897)

	(1,006)	393	202	106	(305)

Current liabilities
Debt	–	–	–	4	4
Accounts payable and accrued liabilities	(850)	–	–	(19)	(869)
Taxes payable	(1,200)	–	–	–	(1,200)
Employee benefit obligations	256	60	–	(1)	315
Other provisions	1,032	–	–	16	1,048
Dividends payable to Parent Companies	–	–	–	–	–

	(762)	60	–	–	(702)

Total liabilities	(1,768)	453	202	106	(1,007)

EQUITY
Equity attributable to Parent Companies	–	(4,942)	476	(175)	(4,641)

Minority interests	–	(20)	15	(4)	(9)

Total equity	–	(4,962)	491	(179)	(4,650)

Total liabilities and equity	(1,768)	(4,509)	693	(73)	(5,657)

1	Reclassifications are differences in line item allocation under IFRS which do not affect equity compared with that shown under US GAAP. They mainly comprise impacts from reporting all jointly controlled entities using the equity method and separate reporting of all provisions.

2	See Note 9(i).

3	Includes the impact of the effect of transition to IFRS on cumulative currency translation differences.

Royal Dutch/Shell Group of Companies 27

Unaudited Condensed Interim Financial Report

(h) Effect of transition to IFRS at December 31, 2004

$ million
		Employee		Reversals	Major
		benefits		of	inspection
	Reclassifications[1]	(a)[2]	Impairments[2]	impairments[2]	costs[2]	Other[3]	Total

ASSETS
Non-current assets
Property, plant and equipment	(1,309)	–	(730)	211	660	146	(1,022)
Intangible assets	(19)	(349)	–	–	–	6	(362)
Investments:
equity accounted investments	222	(99)	212	397	170	(152)	750
financial assets	–	–	–	–	–	(48)	(48)
Deferred tax	6	980	12	–	(31)	(173)	794
Employee benefit assets	–	(5,377)	–	–	–	(422)	(5,799)
Other	(8)	98	–	–	–	31	121

	(1,108)	(4,747)	(506)	608	799	(612)	(5,566)

Current assets
Inventories	(16)	–	–	–	–	–	(16)
Accounts receivable	(575)	–	–	–	–	16	(559)
Cash and cash equivalents	(6)	–	–	–	–	–	(6)

	(597)	–	–	–	–	16	(581)

Total assets	(1,705)	(4,747)	(506)	608	799	(596)	(6,147)

LIABILITIES
Non-current liabilities
Debt	26	–	–	–	–	232	258
Deferred tax	(206)	(1,541)	(246)	139	220	(280)	(1,914)
Employee benefit obligations	(21)	1,711	–	–	–	61	1,751
Other provisions	1,227	–	–	–	–	(108)	1,119
Other	(2,014)	–	–	–	–	(251)	(2,265)

	(988)	170	(246)	139	220	(346)	(1,051)

Current liabilities
Debt	–	–	–	–	–	(27)	(27)
Accounts payable and accrued liabilities	(1,868)	–	–	–	–	(50)	(1,918)
Taxes payable	(829)	–	–	–	–	–	(829)
Employee benefit obligations	282	57	–	–	–	–	339
Other provisions	1,698	–	–	–	–	114	1,812
Dividends payable to Parent Companies	–	–	–	–	–	–	–

	(717)	57	–	–	–	37	(623)

Total liabilities	(1,705)	227	(246)	139	220	(309)	(1,674)

EQUITY
Equity attributable to Parent Companies	–	(4,954)	(260)	469	564	(296)	(4,477)

Minority interests	–	(20)	–	–	15	9	4

Total equity	–	(4,974)	(260)	469	579	(287)	(4,473)

Total liabilities and equity	(1,705)	(4,747)	(506)	608	799	(596)	(6,147)

[1]	Reclassifications are differences in line item allocation under IFRS which do not affect equity compared with that shown under US GAAP. They mainly comprise impacts from reporting all jointly controlled entities using the equity method and separate reporting of all provisions. The impact of the reclassification to report all jointly controlled entities using the equity method will also be reflected in the Supplementary information — Oil and Gas (unaudited) in the Group’s 2005 Annual Report.

2	See Note 9(i).

3	Includes the impact of the effect of transition to IFRS on cumulative currency translation differences.

28 Royal Dutch/Shell Group of Companies

Unaudited Condensed Interim Financial Report

(i) Notes to the reconciliation from US GAAP to IFRS

The Group adopted IFRS in 2005, with a date of transition of January 1, 2004. Its last Financial Statements under US GAAP were for the year ended December 31, 2004.

Significant adjustments affecting income and equity, including at transition, as a result of this adoption are described below.

Employee benefits

(a) Employee retirement plans and other postretirement benefits

Under IFRS, all gains and losses related to defined benefit pension arrangements and other postretirement benefits at the date of transition have been recognised in the 2004 opening balance sheet, with a corresponding reduction in equity of $4,938 million.

Under IFRS, the use of the fair value of pension plan assets (rather than market-related value under US GAAP) to calculate annual expected investment returns and the changed approach to amortisation of investment gains/losses can be expected to increase volatility in income going forward. Under IFRS, there is an additional charge to income in 2004 for defined benefit pension arrangements of $173 million (First Quarter 2004: $24 million).

(b) Share-based compensation

Under IFRS, share options awards made after November 7, 2002 and not vested at January 1, 2005 are expensed rather than the practice under US GAAP of pro forma disclosure. 2004 income was reduced by $115 million (First Quarter 2004: $25 million).

Cumulative currency translation differences

At transition the composition of equity changed because the balance of cumulative currency translation differences (CCTD) under US GAAP of $1,208 million was eliminated to increase retained earnings. Equity in total was not impacted. Because of this elimination, the amount of CCTD charged to income on disposals in 2004 was lower by $130 million (First Quarter 2004: $16 million) under IFRS compared with US GAAP.

Recoverability of assets

(a)	impairments: Under US GAAP, only if an asset’s estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under IFRS;

(b)	reversals of impairments: Under US GAAP impairments are not reversed. Under IFRS, a favourable change in the circumstances which resulted in an impairment of an asset other than goodwill would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income.

Under IFRS, in 2004 previous impairments of certain Exploration & Production assets (in the US and Venezuela) have been reversed (with a credit to income of $469 million). Also certain North American tolling assets in Gas & Power and certain Chemicals assets required impairment and the amount of the impairment for Basell (Chemicals) differed under IFRS from that under US GAAP due to the impact of CCTD (with a combined net charge to income of $260 million).

Major inspection costs

Under IFRS, major inspection costs are capitalised and amortised to income over the period until the next planned major inspection. Under US GAAP prior to 2005, these costs were expensed as incurred. At transition equity increased by $383 million.

The impact on income going forward is reflected in lower operating costs and higher depreciation, with a net increase in income in 2004 of $198 million (First Quarter 2004: $108 million).

Royal Dutch/Shell Group of Companies 29

(j) Reconciliation of Statement of Cash Flows

First Quarter 2004	$ million

	Effect of transition
	US GAAP	to IFRS	IFRS

Cash flow from operating activities	7,797	321	8,118
Cash flow from investing activities	(1,182)	(107)	(1,289)
Cash flow from financing activities	(2,820)	(213)	(3,033)

2004	$ million

	Effect of transition
	US GAAP	to IFRS	IFRS

Cash flow from operating activities	25,587	1,352	26,939
Cash flow from investing activities	(5,643)	(347)	(5,990)
Cash flow from financing activities	(13,550)	(1,001)	(14,551)

Cash flow from operating activities in 2004 has increased by $1.4 billion under IFRS with an offset in cash flow from investing and financing activities. This is mainly due to:

-	different presentation of interest (interest paid is now included in financing activities and interest received in investing activities) with an effect of $0.5 billion;

-	write-offs of previously capitalised exploratory well costs are now added back within cash flow from operating activities and not deducted from capital expenditure in investing activities with an effect of $0.5 billion; and

-	major inspection costs are capitalised (and therefore shown in investing activities) and were previously expensed. This has an effect of $0.4 billion.

30 Royal Dutch/Shell Group of Companies